# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ICON plc, CIK 0001060955
CUSIP: G4705A100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: South County Business Park, Leopardstown, Dublin 18, Ireland (L2), D18 X5R3
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001466153

## Reporting persons
- Artisan Partners Asset Management Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,946,790; sole dispositive power 0; shared dispositive power 7,184,870; aggregate amount beneficially owned 7,184,870 (9% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Partners Holdings LP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,946,790; sole dispositive power 0; shared dispositive power 7,184,870; aggregate amount beneficially owned 7,184,870 (9% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Investments GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,946,790; sole dispositive power 0; shared dispositive power 7,184,870; aggregate amount beneficially owned 7,184,870 (9% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Partners Limited Partnership: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,946,790; sole dispositive power 0; shared dispositive power 7,184,870; aggregate amount beneficially owned 7,184,870 (9% of the class)
  Comment: (e) Artisan Partners Limited Partnership is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.
  
  (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Partners Funds, Inc.: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 5,518,132; sole dispositive power 0; shared dispositive power 5,518,132; aggregate amount beneficially owned 5,518,132 (6.9% of the class)
  Comment: (d) Artisan Partners Funds, Inc. is an Investment Company under section 8 of the Investment Company Act.

## Item 1. Issuer
Name of issuer: ICON plc
Address of issuer's principal executive offices: South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland

## Item 2. Person Filing
Name of person filing:
Artisan Partners Asset Management Inc. ("APAM")
Artisan Partners Holdings LP ("Artisan Holdings")
Artisan Investments GP LLC ("Artisan Investments")
Artisan Partners Limited Partnership ("APLP")
Artisan Partners Funds, Inc. ("Artisan Funds")
Address of principal business office or, if none, residence:
APAM, Artisan Holdings, Artisan Investments, APLP, and Artisan Funds are all located at:

875 East Wisconsin Avenue, Suite 800
Milwaukee, WI 53202
Citizenship: APAM is a Delaware corporation; Artisan Holdings is a Delaware limited partnership; Artisan Investments is a Delaware limited liability company; APLP is a Delaware limited partnership; Artisan Funds is a Wisconsin corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), investment company (IV), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7,184,870
Percent of class: 9.0% (based on 79,483,795 shares outstanding as of 06/05/2025)
Sole power to vote or to direct the vote: None
Shared power to vote or to direct the vote: 6,946,790
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: 7,184,870

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported herein have been acquired on behalf of discretionary clients of APLP; as reported herein, APLP holds 7,184,870 shares, including 5,518,132 shares on behalf of Artisan Funds. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Artisan Partners Asset Management Inc.: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Executive Vice President of Artisan Partners Asset Management Inc. (08/12/2025)
- Artisan Partners Holdings LP: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Executive Vice President of Artisan Partners Asset Management Inc., as the general partner of Artisan Partners Holdings LP (08/12/2025)
- Artisan Investments GP LLC: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Vice President of Artisan Investments GP LLC (08/12/2025)
- Artisan Partners Limited Partnership: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Vice President of Artisan Investments GP LLC, as the general partner of Artisan Partners Limited Partnership (08/12/2025)
- Artisan Partners Funds, Inc.: /s/ Gregory K. Ramirez, Gregory K. Ramirez, President and Chief Executive Officer of Artisan Partners Funds, Inc. (08/12/2025)
Comment: Exhibit Index

Exhibit 1 - Joint Filing Agreement dated 08/12/2025 by and among Artisan Partners Asset Management Inc., Artisan Partners Holdings LP, Artisan Investments GP LLC, Artisan Partners Limited Partnership, and Artisan Partners Funds, Inc.